April 8, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Original Follows By Mail

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
Your Letter dated January 29, 2009
Response letter dated March 2, 2009
Your letter dated March 26, 2009
File No. 1-32468

Further to our letter of March 26, 2009, we are consulting with our advisors and expect to be able to respond to the comments in your letter of March 26, 2009 no later than Friday April 17, 2009 regarding the above-mentioned Form 20-F filing.

Thank you for your letter and your comments.

Yours truly,

/s/ Jennifer Dawson

Jennifer Dawson
Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO

Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario M5H 2Y4
Tel: (416) 361-3562  Fax: (416) 603-8565
www.mountainprovince.com